EXHIBIT 99.1

News Release

TSX: RMX | NYSE Amex:RBY	July 27, 2011

Rubicon Minerals Announces C$70,000,000 Strategic
Investment by Agnico-Eagle Mines Limited

VANCOUVER, July 27, 2011 /PRNewswire/ - Rubicon Minerals Corporation (RMX:TSX | RBY:NYSE-AMEX) ("Rubicon Minerals" or the "Company") is pleased to announce that Agnico-Eagle Mines Limited ("Agnico-Eagle") today entered into a subscription agreement under which Agnico-Eagle will make a strategic investment of C$70,000,000 in Rubicon Minerals by way of a non-brokered private placement of common shares.

Under the terms of the subscription agreement, Agnico-Eagle will purchase a total of 21,671,827 common shares at C$3.23 per common share, for proceeds to Rubicon Minerals of approximately C$70,000,000. As a result of the private placement, Agnico-Eagle will own 9.2% of the issued and outstanding shares of Rubicon Minerals. Agnico-Eagle has also been granted rights that allow it, at its election, to participate in certain subsequent issuances by the Company in order to maintain its level of ownership in the Company. The closing of the private placement is expected to occur on or about July 28, 2011 and is subject to customary closing conditions. Both respective boards of directors have approved the transaction. The proceeds will be used for additional drilling, studies, testing and other development work in connection with the F2 Gold System at the Phoenix Gold Project.

The parties have also agreed to negotiate a technical services agreement that will provide Rubicon Minerals access to Agnico-Eagle's geological and engineering mining team which will greatly benefit Rubicon Minerals as it further develops the F2 Gold System.

Sean Boyd, Vice-Chairman and CEO of Agnico-Eagle commented, "Our strategic investment highlights Rubicon's good work in the Red Lake Gold Camp. This transaction is consistent with our approach of investing in prospective opportunities in supportive and welcoming mining jurisdictions. We look forward to participating in the development of the Phoenix Gold Project".

David Adamson, President and CEO of Rubicon Minerals commented, "We are very pleased to welcome Agnico-Eagle, a company with extensive expertise in the development of underground mines, as a strategic shareholder. Their investment represents a significant validation of our efforts to date and recognizes the development potential of our Phoenix Gold Project."

The securities have not been registered under the U.S. Securities Act of 1933, as amended, or any state securities laws and may not be offered or sold in the United States absent registration thereunder or an applicable exemption from such registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities.

Forward-Looking Statements

The statements made in this press release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's expectations and projections. Accordingly, readers should not place undue reliance on forward-looking statements. For a more detailed discussion of such risks and other factors, refer to Rubicon Minerals' filings with Canadian securities regulators available on www.sedar.com or the Company's website at www.rubiconminerals.com.

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